UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on Chief Digital Transformation and Innovation Officer

—

Rio de Janeiro, September 05, 2022 - Petróleo Brasileiro S.A - Petrobras informs that its CEO Caio Mário Paes de Andrade has appointed Paulo Palaia for the position of Chief Digital Transformation and Innovation Officer, replacing Juliano Dantas.

The nomination will be submitted to the internal corporate governance procedures, including the respective compliance and integrity analyses required for the company's succession process, forwarded to the People Committee for appreciation and then to the Board of Directors for deliberation.

Paulo Palaia holds a Bachelor's degree in Data Processing from Braz Cubas University and an improvement in Strategic IT Management from UC Berkeley - California – USA. He has more than 37 years of career in Information Technology and experience in various market segments, holding for the last 27 years leadership positions as the chief technology executive of the institutions where he worked. He was for more than 9 years Technology Director at GOL Linhas Aereas Inteligentes S/A and General Director of GOLLabs, innovation lab focused on the airline industry. He was also Director of Technology at Webjet Linhas Aéreas, DASA, CVC, and President of the Deliberative Council of the Brazilian e-Business Association, between 2015 and 2016. He has also worked as a technology consultant for Hospital Sírio Libanês, GJP Hotéis Exclusivos, MOVIDA Aluguel de Carros, JSL SA and Grupo COMPORTE. He holds patents for technological solutions aimed at reducing operational costs and improving the airline customer experience, and has been awarded more than 36 prizes issued by the largest entities in the Brazilian IT market during his career.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Septemer 05, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer